SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                           HIGHWOODS PROPERTIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

MARYLAND                                                              56-1871668
(State of Incorporation)                                        (I.R.S. Employer
                                                             Identification No.)

                         3100 Smoketree Court, Suite 600
                          Raleigh, North Carolina 27604
                                 (919) 872-4924
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)



                                                          Copies to:
   Ronald P. Gibson, President                        Brad S. Markoff
    Highwoods Properties, Inc.               Smith Helms Mulliss & Moore, L.L.P.
 3100 Smoketree Court, Suite 600                 2800 Two Hannover Square
  Raleigh, North Carolina 27604                Raleigh, North Carolina 27601
         (919) 872-4924                               (919) 755-8700
       (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent For Service)


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF          AMOUNT TO BE           PROPOSED MAXIMUM              PROPOSED MAXIMUM           AMOUNT OF
SECURITIES TO BE REGISTERED      REGISTERED        OFFERING PRICE PER UNIT(1)   AGGREGATE OFFERING PRICE    REGISTRATION FEE
COMMON STOCK                  3,333,071 SHARES(2)          $31.6875                    $105,616,687              $32,006

(1) Computed pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee on the basis of the average high and low prices of the Registrant's Common Stock reported on the New York Stock Exchange on April 11, 1997.
(2) Does not include 1,176,559 shares to be registered hereby, which were the subject of the original filing and were used to calculate the previously remitted fee of $12,390.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                4,509,630 SHARES

                           HIGHWOODS PROPERTIES, INC.
                                  COMMON STOCK


         This Prospectus relates to (i) the possible issuance by Highwoods Properties, Inc. (the "Company") of up to 537,138 shares (the "Redemption Shares") of common stock, par value $.01 per share (the "Common Stock"), if, and to the extent that, holders of up to 537,138 units of partnership interest ("Units") in the Highwoods/Forsyth Limited Partnership (the "Operating Partnership"), of which the Company is the sole general partner, exercise their right to redeem such Units and the Company elects to satisfy such redemption right through the issuance of Common Stock; (ii) the possible issuance by the Company of up to 150,000 shares of Common Stock (the "Warrant Shares") issuable upon exercise of up to 150,000 warrants; (iii) the offer and sale from time to time of Redemption Shares or Warrant Shares by the holders thereof who may be affiliates of the Company or who may have been affiliates of Eakin & Smith, Inc. at the time of its acquisition by the Company (collectively, the "Affiliates");
(iv) the offer and sale from time to time of up to 543,477 shares of Common Stock (the "Eakin & Smith Shares") by the holders thereof, which shares were issued or are issuable in connection with the Company's acquisition of Eakin & Smith, Inc.; and (v) the offer and sale from time to time of up to 3,279,015 shares of Common Stock (the "Restricted Shares") by the holders thereof which may be issued upon the redemption of up to 3,179,015 Units and the exercise of up to 100,000 warrants. The Affiliates and the holders of the Eakin & Smith Shares and the Restricted Shares are together referred to herein as the "Selling Stockholders." The Company has registered the resale of the Affiliate's Redemption Shares and Warrant Shares, the Restricted Shares and the Eakin & Smith Shares (collectively, the "Resale Shares") and has registered the issuance of the Redemption Shares and Warrant Shares to permit the holders thereof to sell such shares without restriction in the open market or otherwise, but such registration does not necessarily mean that any of such shares will be issued by the Company or offered or sold by the Selling Stockholders.

         The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "HIW." To insure that the Company retains its status as a real estate investment trust ("REIT"), ownership by any person is limited to 9.8% of the outstanding shares of Common Stock, with certain exceptions.


         SEE "RISK FACTORS" AT PAGE 3 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.


         The Company will receive no proceeds from the sale of any of the shares in this offering except for the issuance of the Warrant Shares; however, the Company has agreed to bear certain expenses of registration of the Common Stock under the Federal and state securities laws. The Company will acquire additional Units in the Operating Partnership in exchange for the issuance of any Redemption Shares to holders of Units pursuant to this Prospectus.


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


         The Selling Stockholders from time to time may offer and sell the Resale Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." The Selling Stockholders reserve the right to accept or reject, in whole or in part, any proposed purchase of the Resale Shares to be made directly or through agents.

         The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of the Resale Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit on the resale of the Resale Shares may be deemed to be underwriting commissions or discounts under the Securities Act. See "Registration Rights" for a description of certain indemnification arrangements between the Company and the Selling Stockholders.

                 The date of this Prospectus is April 17, 1997.

                              AVAILABLE INFORMATION

         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied, at prescribed rates, at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, DC 25049, Room 1024, and at the Commission's New York regional office at Seven World Trade Center, New York, New York 10048 and at the Commission's Chicago regional office at Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the public reference section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549. The Common Stock of the Company is listed on the NYSE, and such material can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

         The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the Common Stock registered hereby. This prospectus ("Prospectus"), which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is hereby made to such Registration Statement, exhibits and schedules. The Registration Statement may be inspected without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning a provision of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference and made a part hereof:

         a. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

         b. The description of the Common Stock of the Company included in the Company's Registration Statement on Form 8-A, dated
                  May 16, 1994; and

         c. The Company's Current Report on Form 8-K, dated January 9, 1997 (as amended on Form 8-K/A on February 7, 1997 and March 10, 1997).

         All documents filed by the Company with the Commission pursuant to Sections 13(a) and 13(c) of the Exchange Act and any definitive proxy statements so filed pursuant to Section 14 of the Exchange Act and any reports filed pursuant to Section 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such earlier statement. Any such statements modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will furnish without charge upon written or oral request to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, a copy of any or all of the documents specifically incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be made to: Investor Relations, 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604.

                                   THE COMPANY

         UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "COMPANY" SHALL MEAN HIGHWOODS PROPERTIES, INC., PREDECESSORS OF HIGHWOODS PROPERTIES, INC. AND THOSE ENTITIES OWNED OR CONTROLLED BY HIGHWOODS PROPERTIES, INC., INCLUDING HIGHWOODS/FORSYTH LIMITED PARTNERSHIP.


         The Company is a self-administered and self-managed real estate investment trust ("REIT") that began operations through a predecessor in 1978. At December 31, 1996, the Company owned a portfolio of 292 in-service office and industrial properties (the "Properties") encompassing approximately 17.5 million square feet. At December 31, 1996, the Properties consisted of 181 suburban office properties and 111 industrial properties (including 74 service centers), located in 16 markets in North Carolina, Florida, Tennessee, Virginia, Georgia, South Carolina and Alabama. As of December 31, 1996, the Properties were approximately 92% leased to approximately 1,800 tenants.

         In addition, as of December 31, 1996, the Company had 14 properties (12 suburban office properties and two industrial properties (collectively, the "Development Projects")) under development in North Carolina, Virginia, Tennessee and South Carolina, which will encompass approximately 1.0 million square feet. At December 31, 1996, the Company also owned approximately 238 acres of land for future development and had committed to purchase over the next six years an additional 311 acres (collectively, the "Development Land"). The Development Land is zoned and available for office and/or industrial development, substantially all of which has utility infrastructure already in place.

         The Company conducts substantially all of its activities through, and all of the Properties are held directly or indirectly by, Highwoods/Forsyth Limited Partnership (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and as of March 14 , 1997, owned 84% of the partnership interests (the "Units") in the Operating Partnership. The remaining Units are owned by limited partners (including certain officers and directors of the Company). Each Unit may be redeemed by the holder thereof for the cash value of one share of Common Stock or, at the Company's option, one share (subject to certain adjustments) of Common Stock. With each such exchange, the number of Units owned by the Company and, therefore, the Company's percentage interest in the Operating Partnership, will increase.

         In addition to owning the Properties, the Development Projects and the Development Land, the Company provides leasing, property management, real estate development, construction and miscellaneous tenant services for its properties as well as for third parties. The Company conducts its third-party fee-based services through Highwoods Services, Inc. and Forsyth Properties Services, Inc., which are subsidiaries of the Operating Partnership. The Company recently sold its third-party brokerage business in the Research Triangle and the Piedmont Triad and currently provides such brokerage services only in Nashville, Tennessee.

         The Company was formed in Maryland in 1994. The Company's executive officers are located at 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604, and its telephone number is (919) 872-4924. The Company also maintains regional offices in Winston-Salem, Greensboro and Charlotte, North Carolina; Richmond, Virginia; Nashville and Memphis, Tennessee; Atlanta, Georgia; and Tampa and Boca Raton, Florida.

                               SECURITIES OFFERED

         The Units redeemable for Redemption Shares (the "E&S Units") and the warrants exercisable for Warrant Shares (the "E&S Warrants") were issued on April 1, 1996 in connection with the acquisition of Eakin & Smith, Inc. ("Eakin & Smith"). In addition, 502,936 Eakin & Smith Shares were issued as consideration for the acquisition of Eakin & Smith. The remaining 40,541 Eakin & Smith Shares (the "Earnout Shares") are issuable pursuant to earnout provisions in the April 1, 1996 acquisition agreement. The Units redeemable and warrants exercisable for Restricted Shares were issued in connection with other property acquisitions dating from February 10, 1995 to April 3, 1997.

         All issued securities described above were issued without registration in reliance on the exemption under Section 4(2) of the Securities Act or Rule 506 of Regulation D. The Company also intends to issue the Earnout Shares and Restricted Shares, if any, pursuant to those exemptions from registration.

         As part of the acquisitions referred to above, the Company entered into registration rights and lockup agreements (the "Registration Rights Agreements") pursuant to which the Company agreed to file a shelf registration statement so that the Eakin & Smith Shares and any shares of Common Stock issued upon redemption of Units or exercise of warrants would be freely tradeable by the holders thereof. The Registration Rights Agreements also prohibit the transfer (including the redemption or exercise) of the E&S Units and the E&S Warrants for one year from the date of their issuance. The transfer of the other securities issued in the acquisition transactions referred to above was also restricted by the Registration Rights Agreements. The Company has filed the Registration Statement, of which this Prospectus is a part, in order to comply with its obligations under the Registration Rights Agreements.

         Other than the Units received upon issuance of the Redemption Shares, the Company will not receive any proceeds from such issuances. The Company will receive $28.00 upon the issuance of each Warrant Share. The Company will not receive any proceeds from the sale of the Resale Shares by the Selling Stockholders.

                                  RISK FACTORS


         THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE IDENTIFIED BY WORDS SUCH AS "EXPECT," "ANTICIPATE," "SHOULD" AND WORDS OF SIMILAR IMPORT. ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW UNDER "RISK FACTORS." AN INVESTMENT IN THE COMMON STOCK INVOLVES VARIOUS RISKS. THE FOLLOWING INFORMATION, IN CONJUNCTION WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, SHOULD BE CAREFULLY CONSIDERED BY UNIT HOLDERS BEFORE SEEKING TO REDEEM THEIR UNITS AND BY PROSPECTIVE PURCHASERS OF THE RESALE SHARES.


TAX CONSEQUENCES OF REDEMPTION OF UNITS

         The exercise by a Unit holder of the right to require the redemption of his or her Units will be treated for tax purposes as a taxable sale or exchange of the Units by the limited partner. The redeeming limited partner will be treated as realizing proceeds in an amount equal to the sum of the cash (or the value of the Common Stock) received in the exchange plus the amount of the reduction in any Operating Partnership liabilities allocable to the redeeming limited partner. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash or the value of Common Stock received upon such disposition. See "Redemption of Units--Tax Consequences of Redemption." In addition, the ability of the limited partner to raise cash through the sale of his or her Common Stock to pay tax liabilities associated with the redemption of Units may be limited because, as a result of fluctuations in the stock price, the price the limited partner receives for such shares may not equal the value of his or her Units at the time of redemption.

POTENTIAL CHANGE IN INVESTMENT UPON REDEMPTION OF UNITS

         If a limited partner exercises the right to require the redemption of his or her Units, such limited partner may receive, at the option of the Company as general partner of the Operating Partnership, cash or shares of Common Stock of the Company in exchange for the Units. If the limited partner receives cash, the limited partner will no longer have any interest in the Company and will not benefit from any subsequent increases in share price and will not receive any future distributions from the Company (unless the limited partner currently owns or acquires in the future additional shares of Common Stock or Units). If the limited partner receives shares of Common Stock, the limited partner will become a stockholder of the Company rather than a holder of Units in the Operating Partnership. See "Redemption of Units--Comparison of Ownership of Units and Shares of Common Stock."

GEOGRAPHIC CONCENTRATION

         The Company's revenues and the value of its Properties may be affected by a number of factors, including the local economic climate (which may be adversely affected by business layoffs, downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of or reduced demand for office, industrial and other competing commercial properties). As of December 31, 1996, the Properties were located in 16 southeastern markets, and 53% of the total annualized rental revenue was represented by Properties located in North Carolina. The Company's performance and its ability to make distributions to stockholders is therefore dependent on the economic conditions in the Southeast, particularly in North Carolina. There can be no assurance as to the continued growth of the southeastern economy.

LIMITATIONS ON ACQUISITION AND CHANGE IN CONTROL

         OWNERSHIP LIMIT. The Company's Articles of Incorporation prohibit ownership of more than 9.8% of the outstanding Common Stock by any person. Such restriction is likely to have the effect of precluding acquisition of control of the Company by a third party without consent of the Board of Directors even if a change in control were in the interest of stockholders.

         REQUIRED CONSENT OF THE OPERATING PARTNERSHIP FOR MERGER OR OTHER SIGNIFICANT CORPORATE ACTION. The Company may not merge, consolidate or engage in any combination with another person or sell all or substantially all of its assets unless such transaction includes the merger of the Operating Partnership, which requires the approval of the holders of a majority of the outstanding Units. Should the Company ever own less than a majority of the outstanding Units, this voting requirement might limit the possibility for acquisition or change in the control of the Company. As of March 14, 1997, the Company owned approximately 84% of the Units.

         STAGGERED BOARD. The Board of Directors of the Company has three classes of directors, the terms of which will expire in staggered, three-year intervals. The staggered terms for directors may affect the stockholders' ability to change control of the Company even if a change in control were in the stockholders' interest.

ADVERSE IMPACT ON DISTRIBUTIONS OF FAILURE TO QUALIFY AS A REIT

         The Company and the Operating Partnership intend to operate in a manner so as to permit the Company to remain qualified as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Although the Company believes that it will operate in such a manner, no assurance can be given that the Company will remain qualified as a REIT. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing taxable income and would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates.

REAL ESTATE INVESTMENT RISKS

         GENERAL RISKS. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend in large part on the amount of income generated and expenses incurred. If the Company's properties do not generate revenues sufficient to meet operating expenses, including debt service, tenant improvements, leasing commissions and other capital expenditures, the Company may have to borrow additional amounts to cover fixed costs and the Company's cash flow and ability to make distributions to its stockholders will be adversely affected.

         The Company's revenues and the value of its properties may be adversely affected by a number of factors, including the national economic climate; the local economic climate; local real estate conditions; the perceptions of prospective tenants of the attractiveness of the property; the ability of the Company to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). In addition, real estate values and income from properties are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

         COMPETITION. Numerous office and industrial properties compete with the Company's properties in attracting tenants to lease space. Some of these competing properties are newer or better located than some of the Company's properties. Significant development of office or industrial properties in a particular area could have a material effect on the Company's ability to lease space in its properties and on the rents charged.

         BANKRUPTCY AND FINANCIAL CONDITION OF TENANTS. At any time, a tenant of the Company's properties may seek the protection of the bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby cause a reduction in the cash flow available for distribution by the Company. Although the Company has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business, which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant's financial condition weakens, the Company's income may be adversely affected.

         RENEWAL OF LEASES AND RELETTING OF SPACE. The Company will be subject to the risks that upon expiration of leases for space located in its properties, the leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms. If the Company were unable to promptly relet or renew the leases for all or a substantial portion of this space or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then the Company's cash flow and ability to make expected distributions to stockholders may be adversely affected.

         ILLIQUIDITY OF REAL ESTATE. Equity real estate investments are relatively illiquid. Such liquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Code limits the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of Common Stock.

         CHANGES IN LAWS. Because increases in income, service or transfer taxes are generally not passed through to tenants under leases, such increases may adversely affect the Company's cash flow and its ability to make distributions to stockholders. The Properties are also subject to various Federal, state and local regulatory requirements, such as requirements of the Americans with Disabilities Act and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company and could have an adverse effect on the Company's cash flow and expected distributions.

         EXISTING DEBT MATURITIES, BALLOON PAYMENTS AND REFINANCING RISKS. The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest. Because the Company anticipates that only a small portion of the principal of the Company's mortgage indebtedness will be repaid prior to maturity, it will be necessary for the Company to refinance debt. Accordingly, there is a risk that existing indebtedness on the Properties will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness.

         RISK OF RISING INTEREST RATES. The Company incurred and expects in the future to incur floating rate indebtedness in connection with the acquisition and development of properties, as well as for other purposes. In addition, additional indebtedness that the Company incurs under the Company's existing revolving credit facility also bears interest at a floating rate. Accordingly, increases in interest rates would increase the Company's interest costs (to the extent that the related indebtedness was not protected by the Company's interest rate protection arrangements).

RISK OF DEVELOPMENT, CONSTRUCTION AND ACQUISITION ACTIVITIES

         The Company intends to actively continue development and construction of office and industrial properties, including development on the Development Land. Risks associated with the Company's development and construction activities, including activities relating to the Development Land, may include: abandonment of development opportunities; construction costs of a property exceeding original estimates, possibly making the property uneconomical; occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for development of a property; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations.

         The Company intends to actively continue to acquire office and industrial properties. Acquisitions of office and industrial properties entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

         Although the Company has historically limited its development, acquisition, management and leasing business primarily to markets with which management is familiar, the Company has expanded its business to new geographic markets. Management believes that much of its past success has been a result of its local expertise. The

Company may not initially possess the same level of familiarity with new markets, which could adversely affect its ability to develop, acquire, manage or lease properties in any new localities.

CONFLICTS OF INTERESTS IN THE BUSINESS OF THE COMPANY

         TAX CONSEQUENCES UPON SALE OR REFINANCING OF PROPERTIES. Holders of Units may suffer different and more adverse tax consequences than the Company upon the sale or refinancing of any of the Properties and, therefore, such holders, including certain of the Company's officers and directors, and the Company may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of such Properties. Although the Company, as the sole general partner of the Operating Partnership, has the exclusive authority as to whether and on what terms to sell or refinance an individual Property, those members of the Company's management and Board of Directors of the Company who hold Units may influence the Company not to sell or refinance the Properties even though such sale might otherwise be financially advantageous to the Company, or may influence the Company to refinance Properties with a high level of debt.

         POLICIES WITH RESPECT TO CONFLICTS OF INTERESTS. The Company has adopted certain policies relating to conflicts of interest. These policies include a bylaw provision requiring all transactions in which executive officers or directors have a conflicting interest to be approved by a majority of the independent directors of the Company or a majority of the shares of capital stock held by disinterested stockholders. There can be no assurance that the Company's policies will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

DEPENDENCE ON DISTRIBUTIONS FROM OPERATING PARTNERSHIP IN ORDER TO QUALIFY AS A REIT

         To obtain the favorable tax treatment associated with REITs, the Company generally will be required each year to distribute to its stockholders at least 95% of its net taxable income. Because the Company conducts substantially all of its business activities through the Operating Partnership, the ability of the Company to make such distributions is dependent upon the receipt of distributions or other payments from the Operating Partnership.

POSSIBLE ENVIRONMENTAL LIABILITIES

         Under various Federal, state and local laws, ordinances and regulations, such as the Comprehensive Environmental Response Compensation and Liability Act or "CERCLA," and common laws, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property as well as certain other costs, including governmental fines and injuries to persons and property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to remediate such substances properly, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials ("ACM") into the air, and third parties may seek recovery from owners or operators of real property for personal injuries associated with ACM. In connection with its ownership and operation of its properties, the Company may be potentially liable for these costs. In addition, the presence of hazardous or toxic substances at a site adjacent to or in the vicinity of a property could require the property owner to participate in remediation activities in certain cases or could have an adverse effect on the value of such property.

         As of December 31, 1996, substantially all of the Properties had been subjected to a Phase I environmental assessment. These assessments have not revealed, nor is management of the Company aware of, any environmental liability that it believes would have a material adverse effect on the Company's results of operations, liquidity or financial position taken as a whole, nor is the Company aware of any such material environmental liability. Nevertheless, it is possible that the Company's assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. In addition, assumptions regarding the existence and nonexistence of contamination and groundwater flow are based on available sampling data, and there are no assurances that the data is reliable in all cases. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the Properties will not be affected by tenants, by the condition of land or operations in the vicinity of the Properties (such as the presence of underground storage tanks), or by third parties unrelated to the Company.

                   DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

GENERAL

         The authorized capital stock of the Company consists of 110,000,000 shares of capital stock, $.01 par value, of which 100,000,000 shares are classified as Common Stock and 10,000,000 shares are classified as preferred stock ("Preferred Stock"). The following description of the terms and provisions of the shares of capital stock of the Company and certain other matters does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of Maryland law and the Company's Articles of Incorporation and Bylaws, as amended.

COMMON STOCK

         Each holder of Common Stock is entitled to one vote at stockholder meetings for each share of Common Stock held. Neither the Articles of Incorporation nor the Bylaws provide for cumulative voting for the election of directors. Subject to the prior rights of any series of Preferred Stock that may be classified and issued, holders of Common Stock are entitled to receive, pro rata, such dividends as may be declared by the board of directors out of funds legally available therefor, and also are entitled to share, pro rata, in any other distributions to stockholders. The Company currently pays regular quarterly dividends to holders of Common Stock. Holders of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares.

         The Common Stock is listed for trading on the New York Stock Exchange (the "NYSE").

SERIES A CUMULATIVE CONVERTIBLE REDEEMABLE PREFERRED STOCK

         The Company is authorized to issue 143,750 shares of Series A Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Preferred Shares"). As of the date of this Prospectus, there were 125,000 Preferred Shares outstanding. The summary of certain terms and provisions of the Preferred Shares contained here does not purport to be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the Articles Supplementary relating to the Preferred Shares.

         The Preferred Shares will rank senior to the Common Stock with respect to payment of dividends and amounts upon liquidation, dissolution or winding up. Dividends on the Preferred Shares are cumulative from the date of original issue, February 12, 1997, and will be payable quarterly in arrears on the last calendar day (or if such day is not a business day, the next business day thereafter) of each February, May, August and November, commencing on or about May 31, 1997 at the rate of 85/8% of the liquidation preference per annum.

         In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the Preferred Shares are entitled to be paid out of the assets of the Company legally available for distribution to its stockholders liquidating distributions in cash or property at its fair market value as determined by the Company's Board of Directors in the amount of a liquidation preference of $1,000 per share, plus an amount equal to any accrued and unpaid dividends to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of Common Stock or any other capital shares that rank junior to the Preferred Shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

         The Preferred Shares are not redeemable prior to February 12, 2027. On and after such date, the Preferred Shares may be redeemed in whole or in part, at the option of the Company, at a redemption price of $1,000.00 per share, plus all accrued and unpaid dividends. The Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption and are not convertible into any other securities of the Company.

PREFERRED STOCK

         Under the Company's Articles of Incorporation, the board of directors may issue, without any further action by the stockholders, shares of capital stock in one or more series having such preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as the board of directors may determine and as may be evidenced by Articles Supplementary to the Articles of Incorporation adopted by the board of directors.

         Through its power to establish the preferences and rights of additional series of capital stock without further stockholder vote, the board of directors may afford the holders of any series of senior capital stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of any such senior capital stock could have the effect of delaying or preventing a change in control of the Company.

CLASSIFICATION OF BOARD OF DIRECTORS; REMOVAL OF DIRECTORS; OTHER PROVISIONS

         The Company's Articles of Incorporation provide for the board of directors to be divided into three classes of directors, with each class to consist as nearly as possible of an equal number of directors. At each annual meeting of stockholders, the class of directors to be elected at such meeting will be elected for a three-year term, and the directors in the other two classes will continue in office. Because holders of Common Stock will have no right to cumulative voting for the election of directors, at each annual meeting of stockholders, the holders of a majority of the shares of Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

         The Articles of Incorporation also provide that, except for any directors who may be elected by holders of a class or series of capital stock other than Common Stock, directors may be removed only for cause and only by the affirmative vote of stockholders holding at least two-thirds of the votes entitled to be cast for the election of directors. Vacancies on the board of directors may be filled by the affirmative vote of the remaining directors.

         These provisions may make it more difficult and time-consuming to change majority control of the board of directors of the Company and, thus, may reduce the vulnerability of the Company to an unsolicited proposal for the takeover of the Company or the removal of incumbent management. The Company's officers and directors are and will be indemnified under Maryland law, the Articles of Incorporation of the Company and the agreement of limited partnership of the Operating Partnership (the "Partnership Agreement") against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN PROVISIONS AFFECTING CHANGE OF CONTROL

         GENERAL. Pursuant to the Company's Articles of Incorporation and the Maryland General Corporation Law (the "MGCL"), the Company cannot merge into or consolidate with another corporation or enter into a statutory share exchange transaction in which it is not the surviving entity or sell all or substantially all of the assets of the Company unless the Board of Directors adopts a resolution declaring the proposed transaction advisable and a majority of stockholders entitled to vote thereon (voting together as a single class) approve the transaction. In addition, the Operating Partnership Agreement requires that any such merger or sale of all or substantially all of the assets of the Operating Partnership be approved by a majority of the holders of Units (including Units owned by the Company).

         MARYLAND BUSINESS COMBINATION AND CONTROL SHARE STATUTES. The MGCL establishes special requirements with respect to business combinations between Maryland corporations and interested stockholders unless exemptions are applicable. Among other things, the law prohibits for a period of five years a merger and other specified or similar transactions between a company and an interested stockholder and requires a supermajority vote for such transactions after the end of the five-year period. The Company's Articles of Incorporation contain a provision exempting the Company from the requirements and provisions of the Maryland business combination statute. There can be no assurance that such provision will not be amended or repealed at any point in the future.

         The MGCL also provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by officers or directors who are employees of the Company. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the transaction, or to acquisitions approved or exempted by the Articles of Incorporation or bylaws of the Company. The Company's bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company's stock. There can be no assurance that such provision will not be amended or repealed, in whole or in part, at any point in the future.

         The Company's Articles of Incorporation (including the provision exempting the Company from the Maryland business combination statute) may not be amended without the affirmative vote of at least a majority of the shares of capital stock outstanding and entitled to vote thereon voting together as a single class, provided that certain provisions of the Articles of Incorporation may not be amended without the approval of the holders of two-thirds of the shares of capital stock of the Company outstanding and entitled to vote thereon voting together as a single class. The Company's bylaws may be amended by the Board of Directors or a majority of the shares cast of capital stock entitled to vote thereupon at a duly constituted meeting of stockholders.

         If either of the foregoing exemptions in the Articles of Incorporation or bylaws is amended, the Maryland business combination statute or the control share acquisition statute could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer.

         OWNERSHIP LIMITATIONS AND RESTRICTIONS ON TRANSFERS. For the Company to remain qualified as a REIT under the Code, not more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that the Company remains a qualified REIT, the Articles of Incorporation provide that no holder (other than persons approved by the directors at their option and in their discretion) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Ownership Limit") of the issued and outstanding capital stock of the Company. The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not jeopardize the Company's status as a REIT.

         If any stockholder purports to transfer shares to a person and either the transfer would result in the Company failing to qualify as a REIT, or the stockholder knows that such transfer would cause the transferee to hold more than the Ownership Limit, the purported transfer shall be null and void, and the stockholder will be deemed not to have transferred the shares. In addition, if any person holds shares of capital stock in excess of the Ownership Limit, such person will be deemed to hold the excess shares in trust for the Company, will not receive distributions with respect to such shares and will not be entitled to vote such shares. The person will be required to sell such shares to the Company for the lesser of the amount paid for the shares and the average closing price for the 10 trading days immediately preceding the redemption or to sell such shares at the direction of the Company, in which case the Company will be reimbursed for its expenses in connection with the sale and will receive any amount of such proceeds that exceeds the amount such person paid for the shares. If the Company repurchases such shares, it may pay for the shares with Units. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors and the stockholders (by the affirmative vote of the holders of two-thirds of the outstanding shares of capital stock entitled to vote on the matter) determine that it is no longer in the best interests of the Company to continue to qualify as a REIT.

         All certificates representing shares of capital stock bear a legend referring to the restrictions described above.

         Every beneficial owner of more than 5% (or such lower percentage as required by the Code or regulations thereunder) of the issued and outstanding shares of capital stock must file a written notice with the Company no later than January 30 of each year, containing the name and address of such beneficial owner, the number of shares of Common Stock and/or Preferred Stock owned and a description of how the shares are held. In addition, each stockholder shall be required upon demand to disclose to the Company in writing such information as the Company may request in order to determine the effect of such stockholder's direct, indirect and constructive ownership of such shares on the Company's status as a REIT.

         These ownership limitations could have the effect of precluding acquisition of control of the Company by a third party unless the Board of Directors and the stockholders determine that maintenance of REIT status is no longer in the best interest of the Company.

REGISTRAR AND TRANSFER AGENT

         The Registrar and Transfer Agent for the Common Stock and Preferred Shares is First Union National Bank, Charlotte, North Carolina.


                               REDEMPTION OF UNITS

GENERAL

         Each limited partner may, subject to certain limitations, require that the Operating Partnership redeem all or a portion of such partner's Units beginning one year from the date of issuance by delivering a notice to the Operating Partnership. Upon redemption, a limited partner will receive, at the option of the Company, as general partner of the Operating Partnership, either
(i) a number of shares of Common Stock equal to the number of Units redeemed or
(ii) cash in an amount equal to market value of the number of shares of Common Stock the partner would have received pursuant to (i) above. The market value of the Common Stock for this purpose will be equal to the average of the closing trading price of the Company's Common Stock for the 10 trading days before the day on which the redemption notice was received by the Operating Partnership.

         In lieu of the Operating Partnership redeeming Units, the Company, as general partner, in its sole discretion, has the right to assume directly and satisfy the redemption right of the limited partner. The Company anticipates that it generally will elect to assume directly and satisfy any redemption right exercised by a limited partner through the issuance of the shares of Common Stock pursuant to this Prospectus, whereupon the Company will acquire the Units being redeemed and will become the owner of the Units. Such an acquisition by the Company will be treated as a sale of the Units to the Company for Federal income tax purposes. See "--Tax Consequences of Redemption" below. Upon redemption, such limited partner's right to receive distributions with respect to the Units redeemed will cease. However, the limited partner will then have rights as a stockholder of the Company from the time of his or her acquisition of Common Stock, including the payment of dividends.

         A limited partner must notify the Company, as general partner of the Operating Partnership, of such partner's desire to require the Operating Partnership to redeem Units by sending a notice in the form attached as an exhibit to the Partnership Agreement, a copy of which is available from the Company. A limited partner must request the redemption of at least 1000 Units (or all of the Units held by such holder, if less). A redemption generally will occur on the 10th business day after the notice is delivered by the limited partner, except that no redemption can occur if the delivery of shares of Common Stock would be prohibited under the provisions of the Articles of Incorporation to protect the Company's qualification as a REIT.

TAX CONSEQUENCES OF REDEMPTION

         The following discussion summarizes certain Federal income tax considerations that may be relevant to a limited partner who exercises his right to require the redemption of his Units.

         TAX TREATMENT OF REDEMPTION OF UNITS. If a limited partner exercises his or her right to require the redemption of Units, the Partnership Agreement provides that the redemption will be treated by the Company, the Operating Partnership and the redeeming limited partner, for tax purposes, as a sale of Units. Such sale will be fully taxable to the redeeming limited partner. Such limited partner generally will be treated as realizing for tax purposes an amount equal to the sum of either the cash or the value of the Common Stock received plus the amount of any Operating Partnership liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount of gain or loss is discussed more fully below.

         If the Company elects not to issue shares of Common Stock in exchange for a limited partner's Units, and the Operating Partnership or the Company redeems such Units for cash to effect the redemption, the tax consequences would be as described in the previous paragraph. However, if the Operating Partnership redeems less than all of a limited partner's Units, the limited partner would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the amount of any Operating Partnership liabilities allocable to the redeemed Units, exceeded the limited partner's adjusted basis in all of such limited partner's Units immediately before the redemption. The methodology used by the Operating Partnership to allocate its liabilities to its partners will likely result in a varying amount of such liabilities being allocated to different partners. Under that methodology, which is based on principals set forth in Treasury Regulations, it is possible that partners who hold an identical number of Units are allocated different amounts of liabilities of the Operating Partnership for Federal income tax purposes.

         TAX TREATMENT OF DISPOSITION OF UNITS BY LIMITED PARTNER GENERALLY. If a Unit is redeemed in a manner that is treated as a sale of the Unit, or a limited partner otherwise disposes of a Unit, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount considered realized for tax purposes and the tax basis in such Unit. See "--BASIS OF UNITS" below. Upon the sale of a Unit, the "amount realized" will be measured by the sum of the cash or fair market value of Common Stock received plus the reduction in the amount of any Operating Partnership liabilities allocable to the Unit holder. To the extent that the amount of cash or property received plus the reduction in the allocable share of any Operating Partnership liabilities exceeds the limited partner's basis in his or her interest in the Operating Partnership, such limited partner will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash or the value of Common Stock received upon such disposition.

         Except as described below, any gain recognized upon a sale or other disposition of Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a Unit attributable to a limited partner's share of "unrealized receivables" of the Operating Partnership (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Operating Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Operating Partnership had sold its assets at their fair market value at the time of the transfer of a Unit.

         BASIS OF UNITS. In general, a limited partner who was deemed at the time of the transaction in which he or she received Units to have received his or her Units upon liquidation of a partnership had an initial tax basis in the Units ("Initial Basis") equal to his or her basis in the partnership interest at the time of such liquidation. Similarly, in general, a limited partner who at the time of the transaction in which he or she received Units contributed a partnership interest in exchange for his or her Units had an Initial Basis in the Units equal to his or her basis in the contributed partnership interest. A limited partner's Initial Basis in his or her Units generally is increased by
(i) such limited partner's share of Operating Partnership taxable and tax-exempt income and (ii) increases in such partner's share of the liabilities of the Operating Partnership (including any increase in his or her share of liabilities occurring in connection with the transaction in which he or she received Units). Generally, such partner's basis in his or her Units is decreased (but not below zero) by (A) his or her share of Operating Partnership distributions, (B) decreases in his or her share of liabilities of the Operating Partnership (including any decrease in his or her share of liabilities of the Operating Partnership occurring in connection with the transaction in which he or she received Units), (C) his or her share of losses of the Operating Partnership and
(D) his or her share of nondeductible expenditures of the Operating Partnership that are not chargeable to capital account.

         POTENTIAL APPLICATION OF THE DISGUISED SALE REGULATIONS TO A REDEMPTION OF UNITS. There is a risk that a redemption of Units issued in a transaction in whereby a limited partner received Units may cause the original transfer of property to the Operating Partnership in exchange for Units in connection with such transaction to be treated as a "disguised sale" of property. Section 707 of the Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (including the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

         Accordingly, if a Unit is redeemed, the Internal Revenue Service could contend that the Disguised Sale Regulations apply because the limited partner will thus receive cash or shares of Common Stock subsequent to his previous contribution of property to the Operating Partnership. In that event, the IRS could contend that any of the transactions whereby limited partners received Units which may be redeemed for shares of Common Stock which may be sold hereby were taxable as a disguised sale under the Disguised Sale Regulations. Any gain recognized thereby may be eligible for installment reporting under Section 453 of the Code, subject to certain limitations.

COMPARISON OF OWNERSHIP OF UNITS AND SHARES OF COMMON STOCK

         Generally, the nature of any investment in shares of Common Stock of the Company is substantially equivalent economically to an investment in Units in the Operating Partnership. A holder of a share of Common Stock receives the same distribution that a holder of a Unit receives, and stockholders and Unit holders generally share in the risks and rewards of ownership in the enterprise being conducted by the Company (through the Operating Partnership). However, there are some differences between ownership of Units and ownership of Common Stock, some of which may be material to investors.

         The information below highlights a number of the significant differences between the Operating Partnership and the Company relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and Federal income taxation and compares certain legal rights associated with the ownership of Units and Common Stock. These comparisons are intended to assist limited partners of the Operating Partnership in understanding how their investment will be changed if their Units are redeemed for Common Stock. This discussion is summary in nature and does not constitute a complete discussion of these matters, and holders of Units should carefully review the balance of this Prospectus and the Registration Statement of which this Prospectus is a part for additional important information about the Company.

         FORM OF ORGANIZATION AND ASSETS OWNED. The Operating Partnership is organized as a North Carolina partnership. All of the Company's operations are conducted through the Operating Partnership, except that the Eakin & Smith brokerage and third-party property management operations are conducted at the Company level.

         The Company is a Maryland corporation. The Company has elected to be taxed as a REIT under the Code and intends to maintain its qualification as a REIT. The Company's interest in the Operating Partnership, which gives the Company an indirect investment in the properties and other assets owned by the Operating Partnership, is its only material asset (other than the Eakin & Smith third-party brokerage and property management business).

         LENGTH OF INVESTMENT. The Operating Partnership has a stated termination dated of December 31, 2092, although it may be terminated earlier under certain circumstances. The Company has a perpetual term and intends to continue its operations for an indefinite time period.

         PURPOSE AND PERMITTED INVESTMENTS. The purpose of the Operating Partnership includes the conduct of any business that may be lawfully conducted by a limited partnership formed under North Carolina law, except that the Partnership Agreement requires the business of the Operating Partnership to be conducted in such a manner that will permit the Company to be classified as a REIT for Federal income tax purposes. The Operating Partnership may, subject to the foregoing limitation, invest or enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

         Under its Articles of Incorporation, the Company may engage in any lawful activity permitted under Maryland law. Under the Partnership Agreement, however, the Company may not conduct any business other than the business of the Operating Partnership and cannot own any assets other than its interest in the Operating Partnership and such bank accounts or similar instruments as are necessary to carry out its responsibilities under the Partnership Agreement or its organizational documents, except that the Partnership Agreement allows for the direct ownership of (i) the Eakin & Smith third-party business and (ii) a
 .01% economic interest in certain Properties, consisting mainly of certain Properties acquired in the Company's merger with Crocker Realty Trust, Inc.

         ADDITIONAL EQUITY. The Operating Partnership is authorized to issue Units and other partnership interests to the partners or to other persons for such consideration and on such terms and conditions as the Company, in its sole discretion, may deem appropriate. In addition, the Company may cause the Operating Partnership to issue to the Company additional Units or other partnership interests in different series or classes which may be senior to the Units in conjunction with the offering of securities of the Company having substantially similar rights, in which the proceeds thereof are contributed to the Operating Partnership. No limited partner has any preemptive, preferential or similar rights with respect to additional capital contributions to the Operating Partnership or the issuance or sale of any interests therein.

         The Board of Directors of the Company may issue, in its discretion, additional equity securities consisting of Common Stock or Preferred Stock; provided, however, that the total number of shares issued does not exceed the authorized number of shares of capital stock set forth in the Company's Articles of Incorporation. As long as the Operating Partnership is in existence, the proceeds (or a portion thereof) of all equity capital raised by the Company will be contributed to the Operating Partnership in exchange for Units or other interests in the Operating Partnership, provided that the General Partner's contribution will be deemed to be an amount equal to the net proceeds of any such offering plus any underwriter's discount or other expenses incurred in connection with such issuance.

         BORROWING POLICIES. The Company as general partner has full power and authority to borrow money on behalf of the Operating Partnership. The Company (as general partner), through its Board of Directors, has adopted a policy that currently limits total borrowing to 50% of the total market capitalization of the Company and the Operating Partnership, but this policy may be altered at any time by the Board of Directors. The foregoing reflects the Company's general policy over time and is not intended to operate in a manner that inappropriately restricts the Company's ability to raise additional capital, including additional debt, to implement its planned growth, to pursue attractive acquisition opportunities that may arise or to otherwise act in a manner that the Board of Directors believes to be in the best interests of the Company and its stockholders. The Board of Directors, with the assistance of management of the Company, may reevaluate from time to time its debt and other capitalization policies in light of then current economic conditions, including the relative costs of debt and equity capital, the market value of its properties, growth and acquisition opportunities, the market value of its equity securities in relation to the Company's view of the market value of its properties, and other factors, and may modify its debt policy. Such modification may include increasing or decreasing its general ratio of debt to total market capitalization or substituting another measuring standard.

         The Company is not restricted under its governing instruments from incurring borrowings.

         OTHER INVESTMENT RESTRICTIONS. Other than restrictions precluding investments by the Operating Partnership that would adversely affect the qualification of the Company as a REIT, there are no restrictions on the Operating Partnership's authority to enter into certain transactions, including, among others, making investments, lending Operating Partnership funds, or reinvesting the Operating Partnership's cash flow and net sale or refinancing proceeds.

         Neither the Company's Articles of Incorporation nor its bylaws impose any restrictions upon the types of investments made by the Company except that under the Articles of Incorporation, the Board of Directors is prohibited from taking any action that would terminate the Company's REIT status, unless a majority of the stockholders vote to terminate such REIT status.

         MANAGEMENT CONTROL. All management powers over the business and affairs of the Operating Partnership are vested in the general partner of the Operating Partnership, and no limited partner of the Operating Partnership has any right to participate in or exercise control or management power over the business and affairs of the Operating Partnership. The general partner may not be removed by the limited partners for any reason.

         The Board of Directors has exclusive control over the Company's business and affairs subject only to the restrictions in the Articles of Incorporation, the bylaws and the Partnership Agreement. The Board of Directors is classified into three classes of directors. At each annual meeting of the stockholders, the successors of the class of directors whose terms expire at that meeting will be elected. The policies adopted by the Board of Directors may be altered or eliminated without advice of the stockholders. Accordingly, except for their vote in the elections of directors, stockholders have no control over the ordinary business policy of the Company.

         FIDUCIARY DUTIES. Under North Carolina law, the general partner of the Operating Partnership is accountable to the Operating Partnership as a fiduciary and, consequently, is required to exercise good faith in all of its dealings with respect to partnership affairs. However, under the Partnership Agreement, the general partner is under no obligation to take into account the tax consequences to any partner of any action taken by it. The general partner will have no liability to a limited partner as a result of any liabilities or damages incurred or suffered by, or benefits not derived by, a limited partner as a result of any action or inaction of the general partner so long as the general partner acted in good faith.

         Under Maryland law, the directors must perform their duties in good faith, in a manner that they believe to be in the best interests of the Company and with the care an ordinarily prudent person would exercise under similar circumstances. Directors of the Company who act in such a manner generally will not be liable to the Company for monetary damages arising from their activities.

         MANAGEMENT LIABILITY AND INDEMNIFICATION. The Partnership Agreement generally provides that the general partner will incur no liability to the Operating Partnership or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the general partner acted in good faith. In addition, the general partner is not responsible for any misconduct or negligence on the part of its agents provided the general partner appointed such agents in good faith. The general partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors. Any action the general partner takes or omits to take in reliance upon the opinion of such persons, as to matters which the general partner reasonably believes to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion. The Partnership Agreement also provides for indemnification of the general partner, the directors and officers of the general partner, and such other persons as the general partner may from time to time designate, against any and all losses, claims, damages, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings that relate to the operations of the Operating Partnership in which such person may be involved, or is threatened to be involved, to the fullest extent permitted under North Carolina law.

         As permitted by Maryland law, the Articles of Incorporation include a provision limiting the liability of the Company's directors and officers to the corporation and its stockholders for money damages, subject to specified restrictions. The law does not, however, permit the liability of directors and officers to the corporation or its stockholders to be limited to the extent that
(i) it is proved that the person actually received an improper benefit or profit in money, property or services or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This charter provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the

Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         ANTI-TAKEOVER PROVISIONS. Except in limited circumstances, the general partner of the Operating Partnership has exclusive management power over the business and affairs of the Operating Partnership. The general partner may not be removed by the limited partners with or without cause. Under the Partnership Agreement the general partner may, in its sole discretion, prevent a limited partner from transferring his interest or any rights as a limited partner except in certain limited circumstances. The general partner may exercise this right of approval to deter, delay or hamper attempts by persons to acquire an interest in the Operating Partnership.

         The Articles of Incorporation and bylaws of the Company contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of the Company or the removal of incumbent management. See "Risk Factors -- Limits on Changes in Control."

         VOTING RIGHTS. Under the Partnership Agreement, the limited partners generally do not have voting rights relating to the operation and management of the Operating Partnership. Limited partners do have the right to vote on certain amendments to the Partnership Agreement. The ownership of Units does not entitle the holder thereof to vote on any matter to be voted upon by the stockholders of the Company.

         Stockholders of the Company have the right to vote on, among other things, a merger or sale of all or substantially all of the assets of the Company, amendments to the Articles of Incorporation, certain amendments to the bylaws and dissolution of the Company. The Company is managed and controlled by a Board of Directors consisting of three classes having staggered terms of office. Each class is to be elected by the stockholders at annual meetings of the Company. All shares of Common Stock have one vote, and the Articles of Incorporation permit the Board of Directors to classify and issue Preferred Stock in one or more series having voting power which may differ from that of the Common Stock.

         AMENDMENT OF THE PARTNERSHIP AGREEMENT OR THE ARTICLES OF INCORPORATION. Amendments to the Partnership Agreement may be proposed by the general partner or by any limited partners holding 10 percent or more of the Partnership interests. Approval of such an amendment requires the vote of the general partner and the holders of a majority of the Units, including those Units held by the general partner. Certain amendments may be approved solely by the general partner, such as, among other things, amendments that would add to the obligations of the general partner, reflect the admission, substitution, termination or withdrawal of partners, or satisfy any legal requirements. Certain amendments that affect the fundamental rights of a limited partner must be approved by each affected limited partner.

         The Company's Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the shares of capital stock outstanding and entitled to vote thereon voting together as a single class, provided that certain provisions of the Articles of Incorporation may not be amended without the approval of the holders of two-thirds of the shares of capital stock of the Company outstanding and entitled to vote thereon voting together as a single class. The Company's bylaws may be amended by the Board of Directors or a majority of the shares cast of capital stock entitled to vote thereupon at a duly constituted meeting of stockholders.

         VOTE REQUIRED TO DISSOLVE THE OPERATING PARTNERSHIP OR THE COMPANY. Under North Carolina law, the Operating Partnership may be dissolved, other than in accordance with the terms of the Partnership Agreement, only upon the unanimous vote of the limited partners.

         Under Maryland law, the Company may be dissolved by (i) the affirmative vote of a majority of the entire Board of Directors declaring such dissolution to be advisable and directing that the proposed dissolution be submitted for consideration at an annual or special meeting of stockholders, and (ii) upon proper notice, stockholder approval by the affirmative vote of the holders of a majority of the total number of shares of Stock outstanding and entitled to vote thereon voting as a single class.

         VOTE REQUIRED TO SELL ASSETS OR MERGE. Under the Partnership Agreement, the sale, exchange, transfer or other disposition of all or substantially all of the Operating Partnership's assets or the merger or consolidation of the

Operating Partnership requires the consent of the general partner and holders of a majority of the outstanding Units (including Units held by the general partner).

         Under the MGCL, a corporation generally cannot sell substantially all of its assets or merge without the approval of the holders of two-thirds of the shares entitled to vote on the matter unless a lesser percentage is set forth in the corporation's charter. The Company's charter contains such a provision and provides that such actions may be taken if approved by a majority of the shares outstanding and entitled to vote thereon. The MGCL establishes special requirements with respect to "business combinations" between Maryland corporations and "interested stockholders" unless exemptions are applicable. Among other things, the law prohibits for a period of five years a merger and other specified or similar transactions between a company and an interested stockholder and requires a supermajority vote for such transactions after the end of the five-year period. The Company's Articles of Incorporation contain a provision exempting the Company from the requirements and provisions of the Maryland business combination statute. There can be no assurance that such charter provisions will not be amended at any point in the future.

         COMPENSATION, FEES AND DISTRIBUTIONS. The general partner does not receive any compensation for its services as general partner of the Operating Partnership. As a partner in the Operating Partnership, however, the general partner has the same right to allocations and distributions as other partners of the Operating Partnership. In addition, the Operating Partnership reimburses the general partner for substantially all expenses incurred relating to the ongoing operation of the Company and any offering of partnership interests in the Operating Partnership or capital stock of the Company.

         The directors and officers of the Company receive compensation for their services.

         LIABILITY OF INVESTORS. Under the Partnership Agreement and applicable North Carolina law, the liability of the limited partners for the Operating Partnership's debts and obligations is generally limited to the amount of their investment in the Operating Partnership.

         Under Maryland law, stockholders are not personally liable for the debts or obligations of the Company.

         NATURE OF INVESTMENT. The Units constitute equity interests entitling each limited partner to a pro rata share of cash distributions made to the limited partners of the Operating Partnership. The Operating Partnership generally intends to retain and reinvest proceeds of the sale of property or excess refinancing proceeds in its business.

         The shares of Common Stock constitute equity interests in the Company. The Company is entitled to receive its pro rata share of distributions made by the Operating Partnership with respect to the Units, and each stockholder will be entitled to his pro rata share of any dividends or distributions paid with respect to the Common Stock. The dividends payable to the stockholders are not fixed in amount and are only paid if, when and as declared by the Board of Directors. In order to qualify as a REIT, the Company must distribute 95% of its taxable income (excluding capital gains), and any taxable income (including capital gains) not distributed will be subject to corporate income tax.

         POTENTIAL DILUTION OF RIGHTS. The general partner of the Operating Partnership is authorized, in its sole discretion and without limited partner approval, to cause the Operating Partnership to issue additional limited partnership interests and other equity securities for any partnership purpose at any time to the limited partners or to other persons on terms established by the general partner.

         The Board of Directors of the Company may issue, in its discretion, additional shares of Common Stock and have the authority to issue from the authorized capital stock a variety of other equity securities of the Company with such powers, preferences and rights as the Board of Directors may designate at the time. The issuance of additional shares of either Common Stock or other similar equity securities may result in the dilution of the interests of the stockholders.

         LIQUIDITY. The limited partners generally may transfer all or a portion of their interests in the Operating Partnership to a transferee, subject to the one-year lock-up provisions and certain limitations imposed by federal and state securities laws. No transferee, however, will be admitted to the Operating Partnership as a substitute limited partner having the rights of a limited partner without the consent of the Company as the general partner and provided that certain other conditions are met, including an agreement to be bound by the terms and conditions of the Partnership Agreement.

         Upon the effectiveness of the Registration Statement of which this Prospectus is a part, the Redemption Shares, Eakin & Smith Shares and Registered Shares will be freely transferable as registered securities under the Securities Act. The Common Stock is listed on the NYSE. The breadth and strength of this market will depend, among other things, upon the number of shares outstanding, the Company's financial results and prospects, the general interest in the Company's and other real estate investments and the Company's dividend yield compared to that of other debt and equity securities.

                        FEDERAL INCOME TAX CONSIDERATIONS


         In the opinion of Smith Helms Mulliss & Moore, L.L.P., tax counsel to the Company, commencing with the Company's first taxable year ended December 31, 1994, the Company has been organized in conformity with the requirements for qualification as a "real estate investment trust" under the Code, and its method of operation will enable it to continue to meet the requirements for qualification and taxation as a "real estate investment trust" under the Code, provided that the Company operated and continues to operate in accordance with various assumptions and factual representations made by the Company concerning its business, properties and operations. No assurance can be given, however, that such requirements have been or will continue to be met. Such qualification depends upon the Company's having met and continuing to meet the various requirements imposed under the Code through actual operating results. Smith Helms Mulliss & Moore, L.L.P. has relied on the Company's representations regarding its operations and has not and will not review these operating results. Accordingly, no assurance can be given that actual operating results will meet these requirements.

         The Company believes it has operated, and the Company intends to continue to operate, in such manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify.

         The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the Federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the Federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

         Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to Federal income tax with respect to income that it distributes to its stockholders. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders.

         In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholder's Common Stock with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of those Common Stock.

         Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Common Shares offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                               REGISTRATION RIGHTS

         The Company has filed the Registration Statement of which this Prospectus is a part pursuant to its obligations under the Registration Rights Agreements executed in conjunction with the acquisition of certain properties. Under the Registration Rights Agreements, the Company is obligated to use its reasonable efforts to keep the Registration Statement continuously effective for a period expiring on the date on which all of the Common Stock covered by the Registration Rights Agreements has been sold pursuant to the Registration Statement or Rule 144 of the Securities Act. Any shares that have been sold pursuant to the Registration Rights Agreements, or have been otherwise transferred and new certificates for them have been issued without legal restriction on further transfer of such shares, will no longer be entitled to the benefits of the Registration Rights Agreements.

         The Resale Shares may not be resold pursuant to the Registration Statement unless Selling Stockholders or their assignees (each, a "Holder") first give notice to the Company of their intention to dispose of the Resale Shares and have received notice from the Company that the Registration Statement and any amendments thereto are effective. After 60 days from receipt of such notice from the Company, Holders must once again give notice to the Company prior to making offers or sales under the Registration Statement.

         Pursuant to the Registration Rights Agreements, the Company has agreed to pay all expenses in connection with the registration of the Resale Shares (other than underwriting discounts and commissions, fees and disbursements of counsel representing the Holders, and transfer taxes, if any). The Company has also agreed to indemnify each Holder and its officers and directors and any person, if any, who controls any Holder against certain losses, claims, damages and expenses arising from any untrue statement or alleged untrue statement or omission or alleged omission, provided that such statement or omission cannot be traced back to the Holder. In addition, each Holder has agreed to indemnify the Company and other Holders, and each of their respective directors and officers, to the same extent as discussed above. However such indemnification shall be provided only for any loss, claim, damage or expense arising out of written information furnished to the Company by such Holder expressly for use in the Registration Statement or Prospectus, or any amendment or supplement thereto.

                                               SELLING STOCKHOLDERS

         The Resale Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below. The following table provides the name of each Selling Stockholder and the number of shares of Common Stock beneficially owned and offered hereby by each Selling Stockholder. The number of shares of Common Stock provided in the following table includes (i) the number of shares that may be acquired by each Selling Stockholder upon redemption of Units or exercise of warrants, (ii) Earnout Shares that may be issued to Selling Stockholders pursuant to certain contractual obligations and (iii) the number of shares of Common Stock the Selling Stockholders have the right to acquire within 60 days from the date of this Prospectus upon exercise of options. Since the Selling Stockholders may sell all, some or none of their Resale Shares, no estimate can be made of the percentage of shares of Common Stock will be owned by each Selling Stockholder upon completion of the offering to which this Prospectus relates.

         The Resale Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders name below:

                                                     NUMBER OF SHARES   PERCENT OF      NUMBER OF SHARES
NAME                                              BENEFICIALLY OWNED(1)   SHARES(2)      OFFERED HEREBY (1)
----                                             ---------------------    ---------      ---------------
ADG Interests, Inc.                                    26,892              *                    26,892
Alfus Family Limited Partnership                       47,661              *                    47,661
Gene Anderson(3)                                      549,887(4)           1.5%                359,651
Anderson Properties, Inc.                             190,226              *                   190,226
David Arenstein                                         4,393              *                     4,393
ASP Partners(5)                                         5,060              *                     5,060
Bennie Auerbach                                        32,486              *                    32,486
Hyman Auerbach                                         46,759              *                    46,759
Leon Auerbach                                          32,828              *                    32,828
James W. Ayers                                        241,178              *                   241,178
Bennett Family Revocable Trust                          2,092              *                     2,092
Paul S. Bennett Family Trust                            1,712              *                     1,712
CMS Oakbrook Summit, L.P.                                 121              *                       121
CMS Operating Real Estate Properties II, L.P.          23,949              *                    23,949
Century Center Group                                1,649,789              4.4%              1,649,789
The Condon Family Trust                                 7,811              *                     7,811
John W. Eakin(3)                                      441,281(6)           1.2%                395,880(6)
J. Roger Edwards, Jr.                                  11,704              *                    11,704
Terry Jay Feldman                                       2,308              *                     2,308
G&R Investment Associates, LLC                        102,651              *                   102,651



                                                        21




                                                     NUMBER OF SHARES     PERCENT OF        NUMBER OF SHARES
NAME                                              BENEFICIALLY OWNED(1)    SHARES(2)        OFFERED HEREBY (1)
----                                              ---------------------    ---------        ---------------
Norman Goldbach                                         8,777              *                     8,777
Theresa Goldbach Testamentary Trust                       258              *                       258
Jan and Patricia Goldberg                               1,255              *                     1,255
Robert Goldman                                         22,887              *                    22,887
David L. Gordon                                         1,046              *                     1,046
Sidney J. Gunst, Jr.                                    5,858              *                     5,858
Edward W. and Kathleen Hayes                            1,535              *                     1,535
Innsbrook Corporation                                  10,159              *                    10,159
Innsbrook North Associates                             29,801              *                    29,801
Ted B. Jacobson                                         8,554              *                     8,554
Jerome Janger                                           8,623              *                     8,623
Linda Janger                                            4,394              *                     4,394
Crawley F. Joyner                                       5,858              *                     5,858
Parke D. Joyner                                         5,858              *                     5,858
Susan Kellett                                           1,265              *                     1,265
L.B.M. Family Limited Partnership                      40,683              *                    40,683
Alice Victoria M. Langley                              27,122              *                    27,122
Eugene Martin Langley, Jr.                             16,196              *                    16,196
Arthur Laub                                             9,035              *                     9,035
Deborah Laub                                            1,046              *                     1,046
Marmor Living Trust                                    26,820              *                    25,108
Meyer Capital, L.P.                                    47,661              *                    47,661
The Nussbaum Family Trust                                 856              *                       856
Patewood Associates Limited Partnership                18,982              *                    18,982
Peter Family Revocable Trust                            5,897              *                     5,897
Brian W. Reames(7)                                    210,154(8)           *                   210,154(8)
John E. Reece(9)                                       72,251(10)          *                    30,000(11)
SECC Partners                                         210,011              *                     5,060
SJ Company(12)                                         23,466              *                    23,466


                                                        22




                                                   NUMBER OF SHARES      PERCENT OF        NUMBER OF SHARES
NAME                                              BENEFICIALLY OWNED(1)   SHARES(2)        OFFERED HEREBY (1)
----                                              ---------------------   ---------        ---------------
E. Samuel Simpson                                       2,635              *                     2,635
Judy Sirody                                               856              *                       856
Smith Realty Interests, L.P.(7)                        26,178              *                    26,178
David Smith                                             1,265              *                     1,265
Margaret Smith                                          1,265              *                     1,265
Robert E. Smith                                         1,265              *                     1,265
Thomas S. Smith(7)                                    441,280(13)          1.2%                415,102(13)
Henry K. Solomon RKS Trust                              4,850              *                     4,850
Henry F. Stern                                          7,323              *                     7,323
The Audri May Tendler Trust                             2,929              *                     2,929
Stanley and Audri Tendler Family Trust                  7,811              *                     7,811
Three Star, L.P.(7)                                    45,401              *                    45,401
John L. Turner(3)                                     450,791(14)          1.2%                 35,000(11)
Harrison A. Underwood, III                              2,635              *                     2,635
Kenneth M. Weiss                                          223              *                       223
Roderick T. White                                      10,916              *                    10,916
Trust FBO Grant L. Wilson                               1,033              *                     1,033
Dated Aug 2, 1976
Trust FBO Grant L. Wilson                               1,240              *                     1,240
Dated Dec 17, 1984
Trust FBO Kirsten Wilson                                1,033              *                     1,033
Dated Aug 2, 1976
Trust FBO Kirsten Wilson                                1,240              *                     1,240
Dated Dec 17, 1984
Trust FBO Sara Wilson                                   1,033              *                     1,033
Dated Oct 13, 1976
Trust FBO Sara Wilson                                   1,240              *                     1,240
Dated Dec 17, 1984
William T. Wilson III(3)                              312,254(15)          *                    35,000(11)
                                                      -----------                               ----------
TOTAL                                               5,573,792                                4,371,730
                                                    ==========                               =========
--------------------



*        Less than 1%.
(1) Unless otherwise noted, number of shares shown represents Restricted Shares that may be issued upon redemption of outstanding Units.

(2) Assumes that all Units held by the Selling Stockholder are redeemed for shares of Common Stock even if not currently redeemable. The total number of shares outstanding used in calculating the percentage assumes that none of the Units held by other persons are redeemed for Common Stock.
(3)      Director and executive officer.
(4)      Includes the shares held by Anderson Properties, Inc. shown below.
(5) Stephen Timko, who is the general partner of the Selling Stockholder, is a director of the Company.
(6) Shares shown include 118,489 Redemption Shares, 60,000 Warrant Shares, 201,174 Eakin & Smith Shares and 16,217 Earnout Shares. The number of shares beneficially owned includes 45,401 Units owned by Three Star, L.P., which is a Selling Stockholder listed below.
(7) The Selling Stockholder's Resale Shares are being registered hereby should such stockholder be deemed to be an underwriter under Rule 145 of the Securities Act. The Company disclaims that the Selling Stockholder is an underwriter.
(8) Shares shown represent 71,458 Redemption Shares, 30,000 Warrant Shares, 100,588 Eakin & Smith Shares and 8,108 Earnout Shares. Mr. Reames' Redemption Shares and Warrant Shares are being registered hereby should he be deemed to be an underwriter under Rule 145 of the Securities Act. The Company disclaims that Mr. Reames is an underwriter.
(9)      Executive officer.
(10) Number of shares beneficially owned includes 41,251 Restricted Shares issuable upon redemption of Units, 30,000 Restricted Shares issuable upon exercise of warrants and 1,000 shares of outstanding Common Stock.
(11) Shares shown represent Restricted Shares issuable upon exercise of outstanding warrants.
(12) O. Temple Sloan, Jr., who is a general partner of SJ Company, is a director of the Company.
(13) Shares shown include 137,712 Redemption Shares, 60,000 Warrant Shares, 201,174 Eakin & Smith Shares and 16,216 Earnout Shares. The number of shares beneficially owned includes 26,178 shares owned by Smith Realty Investments, L.P., which is a Selling Stockholder listed above. Mr. Smith's Redemption Shares and Warrant Shares are being registered hereby should he be deemed to be an underwriter under Rule 145 of the Securities Act. The Company disclaims that Mr. Smith is an underwriter.
(14) Number of shares beneficially owned includes 11,250 shares currently issuable upon exercise of options 35,000 issuable upon exercise of warrants, 399,541 shares issuable upon redemption of Units and 5,000 shares of outstanding Common Stock.
(15) Number of shares beneficially owned includes 11,250 shares currently issuable upon exercise of options 35,000 issuable upon exercise of warrants, 258,204 shares issuable upon redemption of Units and 7,800 shares of outstanding Common Stock.



                              PLAN OF DISTRIBUTION

         This Prospectus relates to (i) the possible issuance by the Company of the Redemption Shares if, and to the extent that the Company elects to issue such Redemption Shares to the holders of E&S Units upon the redemption of such Units; (ii) the possible issuance by the Company of the Warrant Shares if, and to the extent that, the holders of the E&S Warrants exercise such warrants;
(iii) the offer and sale from time to time of Redemption Shares or Warrant Shares by the Affiliates; (iv) the offer and sale from time to time of the Eakin & Smith Shares by the holders thereof; and (v) the offer and sale from time to time of the Restricted Shares by the holders thereof, which shares may be issued upon the redemption of Units or the exercise of warrants. The Company has registered the resale of the Resale Shares and the issuance of the Redemption Shares and Warrant Shares to permit the holders thereof to sell such shares without restriction on the open market or otherwise, but registration does not necessarily mean that any such shares will be issued by the Company or offered or sold by the Selling Stockholders.

         Other than the Units received upon issuance of the Redemption Shares, the Company will not receive any proceeds from such issuances. The Company will receive $28.00 upon the issuance of each Warrant Share. The Company will not receive any proceeds from the sale of the Resale Shares by the Selling Stockholders.

         The distribution of Resale Shares may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a

"best efforts" or a "firm commitment" basis. In connection with any such underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or from purchasers of Resale Shares for whom they may act as agents. Underwriters may sell Resale Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

         The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of Resale Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of Resale Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

         At the time a particular offer of Resale Shares is made, a Prospectus Supplement, if required, will be distributed that will set forth the name and names of any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any other required information.

         The sale of the Resale Shares by the Selling Stockholders may also be effected from time to time by selling Resale Shares directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the Selling Stockholders or may purchase from the Selling Stockholders all or a portion of the Resale Shares as principal, and may be made pursuant to any of the methods described below. Such sales may be made on the NYSE or other exchanges on which the Common Shares are then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

         The Resale Shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a Prospectus Supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the Selling Stockholders in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the Resale Shares, which is not expected to exceed that customary in the types of transactions involved.

         In order to comply with the securities laws of certain states, if applicable, the Resale Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Resale Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

         In the event of a "distribution" of the shares, the Selling Stockholders, underwriters or other persons who are participating in a distribution and their affiliated purchasers may be subject to Regulation M under the Federal securities laws, which would prohibit, with certain exceptions, any such person from bidding for, purchasing or attempting to induce any person to bid for or purchase, the Company's Common Stock during a specified period. In addition, Regulation M also restricts "stabilizing" for the purpose of pegging, fixing or stabilizing the price of a security in connection with an offering.

         All expenses incident to the offering and the sale of the Resale Shares, other than the fees of counsel and the commissions, discounts and fees of underwriters, broker-dealers or agents, shall be paid by the Company. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. See "Registration Rights."

                                     EXPERTS

         The consolidated financial statements and schedule of Highwoods Properties, Inc., incorporated herein by reference from the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, and the financial statements with respect to Anderson Properties dated January 23, 1997 and the financial statements with respect to Century Center dated January 9, 1997 incorporated herein by reference from the Company's Current Report on Form 8-K dated January 9, 1997 (as amended on Form 8-K/A dated February 7, 1997 and March 10, 1997) have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                                  LEGAL MATTERS

         Certain legal matters have been passed upon for the Company by Smith Helms Mulliss & Moore, L.L.P., Raleigh, North Carolina. In addition, Smith Helms Mulliss & Moore, L.L.P. has rendered its opinion with respect to certain Federal income tax matters relating to the Company.

                                     PART II

                            SUPPLEMENTAL INFORMATION


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth estimates of the various expenses to be paid by Highwoods Properties, Inc. in connection with the registration of the Registerable Securities.




Securities and Exchange Commission Registration Fee.......            $44,396
Fees and Expenses of Counsel..............................             15,000
NYSE listing fee..........................................              3,000
Miscellaneous.............................................              2,604
                                                                      -------
         TOTAL............................................            $65,000
                                                                       ======
-----------------------------------------------------------------------------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


         The Company's officers and directors are and will be indemnified against certain liabilities in accordance with the MGCL, the Articles of Incorporation and bylaws of the Company and the Partnership Agreement. The Articles of Incorporation require the Company to indemnify its directors and officers to the fullest extent permitted from time to time by the MGCL. The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reasons of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

         The Partnership Agreement also provides for indemnification of the Company and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in its Articles of Incorporation and limits the liability of the Company and its officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of the Company to the Company and its stockholders is limited under the Company's Articles of Incorporation.


         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS

EXHIBIT NO.

                                 DESCRIPTION


3.1*          Amended and Restated Articles of Incorporation of
              Registrant (incorporated by reference to Exhibit 3.1
              to Registrant's Form 8-K dated February 12, 1997)

3.2*          Bylaws of Registrant (incorporated by reference to Exhibit 3.2 to Registrant's registration statement on Form S-11 (File No. 33-76952))

5.1           Opinion of Smith Helms Mulliss & Moore, L.L.P. regarding the legality of the shares of
              Common Stock being registered


                                           27




8.1           Opinion of Smith Helms Mulliss & Moore, L.L.P. regarding certain federal tax matters

10.1*         Form of Registration Rights and Lock-up Agreement between the Company and the Unit holders (incorporated by reference to Exhibit 10.2 to Registrant's 10-K for the fiscal year ended December 31, 1996)



23.1*         Consent of Smith Helms Mulliss & Moore, L.L.P. (included as part of Exhibits 5.1 and
              8.1)

23.2*         Consent of Ernst & Young LLP

24.1*         Power of Attorney




*   Previously filed.

ITEM 17.  UNDERTAKINGS

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that the undertakings set forth in paragraphs (i) and (ii) also shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(c) Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described under Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on April 15, 1997.


                                              HIGHWOODS PROPERTIES, INC.


                                              By: /s/ Ronald P. Gibson*
                                                  Ronald P. Gibson
                                                  President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


           Name                                                 Title                                Date

 /s/ O. Temple Sloan, Jr. *                          Chairman of the Board of Directors          April 15, 1997
-----------------------------------------------------
                O. Temple Sloan, Jr.


 /s/ Ronald P. Gibson *                              President, Chief Executive Officer and      April 15, 1997
-----------------------------------------------------
                   Ronald P. Gibson                     Director


 /s/ William T. Wilson, III *                        Executive Vice President and Director       April 15, 1997
-----------------------------------------------------
              William T. Wilson, III


 /s/ John L. Turner *                                Chief Investment Officer and Vice           April 15, 1997
-----------------------------------------------------
                   John L. Turner                       Chairman of the Board of Directors


 /s/ H. Gene Anderson *                              Senior Vice President and Director          April 15, 1997
-----------------------------------------------------
                 H. Gene Anderson


 /s/ John W. Eakin *                                 Senior Vice President and Director          April 15, 1997
-----------------------------------------------------
                    John W. Eakin


 /s/ Thomas W. Adler   *                             Director                                    April 15, 1997
-----------------------------------------------------
                  Thomas W. Adler


 /s/ William E. Graham, Jr. *                        Director                                    April 15, 1997
-----------------------------------------------------
                William E. Graham, Jr.


 /s/ L. Glenn Orr, Jr. *                             Director                                    April 15, 1997
-----------------------------------------------------
                   L. Glenn Orr, Jr.








 /s/ Willard H. Smith, Jr. *                         Director                                    April 15, 1997
-----------------------------------------------------
                Willard H. Smith, Jr.


 /s/ Stephen Timko *                                 Director                                    April 15, 1997
-----------------------------------------------------
                     Stephen Timko


 /s/ Carman J. Liuzzo                                Vice President, Chief Financial Officer     April 15, 1997
-----------------------------------------------------
                   Carman J. Liuzzo                     and Treasurer (Principal Accounting
                                                        Officer)


*By:    /s/ Carman J. Liuzzo
           Carman J. Liuzzo, Attorney-in-fact

                                                   EXHIBIT INDEX

EXHIBIT NO.           DESCRIPTION                                          PAGE

3.1* Articles of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 to Registrant's registration statement on Form S-11 (File No. 33-76952))

3.2* Bylaws of Registrant (incorporated by reference to Exhibit 3.2 to Registrant's registration statement on Form S-11 (File No. 33-76952))

5.1             Opinion of Smith Helms Mulliss & Moore, L.L.P.
                regarding the legality of the shares of Common Stock being registered

8.1             Opinion of Smith Helms Mulliss & Moore, L.L.P.
                regarding certain federal tax matters

10.1* Form of Registration Rights and Lock-up Agreement between the Company and the Unit holders (incorporated by reference to Exhibit 10.2 to Registrant's 10-K for the fiscal year ended December 31, 1996)

23.1*           Consent of Smith Helms Mulliss & Moore, L.L.P.
                (included as part of Exhibits 5.1 and 8.1)

23.2*           Consent of Ernst & Young LLP

24.1*           Power of Attorney


*   Previously filed.